January 13, 2017

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn: Ms. Kristi Marrone

Staff Accountant

Re:                            Cavendish Futures Fund LLC (the “Fund”)

Form 10-K for the fiscal year ended December 31, 2015

Filed on March 30, 2016

File No. 0-55213

Ladies and Gentlemen:

On behalf of the firm’s client, Sydling Futures Management LLC, the trading manager of the Fund (“Sydling”), I am submitting this letter in response to the Securities and Exchange Commission Staff’s comment letter dated December 22, 2016 (the “Letter”) to Jennifer Magro, Chief Financial Officer of the Fund.  The following responses are numbered to correspond to the numbering of the Letter.  For your convenience, the Staff’s comments are indicated in italics, followed by Sydling’s response.

Form 10-K for year ended December 31, 2015

Item 8.  Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 32

1.              Please amend to provide the city and state on the report from your independent registered public accounting firm. Refer to Rule 2-02(a)(3) of Regulation S-X. Amend to provide similar information within the audit report pertaining to Sydling WNT Master Fund LLC. In addition, the first paragraph of the audit report on page 32 references statements of financial condition of Cavendish Fund LLC (the “Feeder Fund”) as of December 31, 2015 and 201. Please revise to clearly identify the periods covered by the report.

The Form 10-K has been amended to provide the city and state of the independent registered public accounting firm and to note that the statements of financial condition are provided as of December 31, 2015 and 2014.

Item 9A.  Controls and Procedures, page 67

2.              Please tell us whether your Member Designee’s President and CFO evaluated the effectiveness of the Fund’s disclosure controls and procedures as of December 31, 2015, as your conclusion regarding the effectiveness of the Fund’s disclosure controls and procedures is noted as of December 31, 2014.

Sydling has confirmed that its President and CFO have evaluated the effectiveness of the Fund’s disclosure controls and procedures as of December 31, 2015.  The Form 10-K has been amended to reflect this information.

Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8931 or Rita M. Molesworth of this office at (212) 728-8727.

Very truly yours,

/s/ John Cronin

John Cronin, Esq.

Willkie Farr & Gallagher LLP

cc:                                Jerry Pascucci, Sydling Futures Management LLC

Jennifer Magro, Sydling Futures Management LLC

Rita M. Molesworth, Esq., Willkie Farr & Gallagher LLP